May 7, 2008

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:    Form AW—Request for Withdrawal

Nuveen Investment Trust II

Registration on Form N-1A

Post-Effective Amendment No. 41

(Registration Statement File Nos. 333-33607, 811-08333)

Ladies and Gentleman:

On behalf of the Nuveen Symphony Large-Cap Value Fund (the “Fund”), a series of Nuveen Investment Trust II (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission on May 2, 2008. The Registrant used the incorrect series and class identifiers and has since re-filed the Registration Statement using the correct series and class identifiers. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

NUVEEN INVESTMENT TRUST II

By:     /s/ Gifford R. Zimmerman

Gifford R. Zimmerman,

Chief Administrative Officer